Yatsen Holding Limited

Building No. 35, Art Port International Creation Center

No. 2519 Xingang East Road, Haizhu District

Guangzhou 510330

People’s Republic of China

July 5, 2022

VIA EDGAR

Mr. Joe McCann

Ms. Doris Stacey Gama

Mr. Terence O'Brien

Mr. Al Pavot

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yatsen Holding Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed April 22, 2022

File No. 001-39703

Dear Mr. McCann, Ms. Gama, Mr. O’Brien and Mr. Pavot:

The Company has received the letter dated June 7, 2022 from the staff of the Securities and Exchange Commission regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”). The Company respectfully submits to request an extension to the deadline for responding to the letter due to the additional time required to gather sufficient information and prepare a thorough response. The Company will provide its response to the letter via EDGAR as soon as possible, in any event no later than July 25, 2022.

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 20 3837-3543 or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom at +86 21 6193 8255 or yuting.wu@skadden.com.

Very truly yours,

/s/ Donghao Yang
Donghao Yang

Chief Financial Officer

cc:	Jinfeng Huang, Chief Executive Officer and Chairman of the Board of Directors, Yatsen Holding Limited

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

William Lam, Partner, PricewaterhouseCoopers Zhong Tian LLP